UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2009

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from ___________ to ____________

Commission file number 0-11757

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

 J.B. HUNT TRANSPORT SERVICES, INC.
 615 J.B. Hunt Corporate Drive
 Lowell, Arkansas  72745
 (479) 820-0000

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act (ERISA) and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Report of Independent Registered Public Accounting Firm

The Retirement Committee
J.B. Hunt Transport Services Inc.

We have audited the accompanying statement of net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 25, 2010
Rogers, AR

Report of Independent Registered Public Accounting Firm

Board of Trustees
J.B. Hunt Transport Services, Inc.
Employee Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Tulsa, Oklahoma
June 25, 2009

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Cash	$135,193	$588,974
Investments, at fair value:
Mutual funds	150,124,562	116,895,930
Common stock – J.B. Hunt Transport Services, Inc.	96,960,320	84,366,384
Common/collective trust fund	65,030,481	61,926,255
Participant notes receivable	23,463,724	22,557,101
Total investments	335,579,087	285,745,670
Receivables:
Contributions:
Participants	778,977	874,394
Employer	88,578	303,618
Accrued investment income	100,487	98,591
Total receivables	968,042	1,276,603
Net assets available for benefits at fair value	336,682,322	287,611,247

Adjustment from fair value to contract value for interest in collective trust
relating to fully benefit-responsive investment contracts	4,717,230	9,997,573

Net assets available for benefits	$341,399,552	$297,608,820

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$47,677,663	$(62,786,319)
Interest and dividends	6,782,489	10,340,280
	54,460,152	(52,446,039)
Contributions:
Employer, net of forfeitures	2,863,607	8,453,668
Participants	23,222,181	28,253,348
	26,085,788	36,707,016
Total additions, net of investment loss	80,545,940	(15,739,023)
Deductions from net assets attributed to:
Benefits paid to participants	36,485,099	47,040,420
Administrative expenses	270,109	263,510
Total deductions	36,755,208	47,303,930
Increase/(decrease) in net assets available for benefits	43,790,732	(63,042,953)

Net assets available for benefits:
Beginning of year	297,608,820	360,651,773
End of year	$341,399,552	$297,608,820

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of Plan

The following description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code (IRC).  All employees other than employees covered by a collective bargaining agreement, non-resident aliens, leased employees, and independent contractors are eligible to make salary reduction contributions immediately following their employment commencement date.  Each employee that has completed one year of eligibility service is eligible to receive matching contributions.  The Plan is a defined contribution plan subject to the provisions of the ERISA of 1974, as amended (ERISA).

Contributions

Each year, participants may defer from 1% up to 50% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Sections 402(g) and 415(c) of the IRC).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions.  During 2008, the Company matched 50% of the first 6% of base compensation a participant contributed to the Plan.  Effective March 1, 2009, the Company reduced the match from 50% to 0% for participants that are salaried employees exempt from overtime compensation and from 50% to 25% for all other participants.  Additional amounts may be contributed at the discretion of the Company’s Board of Directors.  No such additional amounts were contributed in 2009 or 2008.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions and any additional contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service.  Upon a participant’s normal retirement, permanent disability or death, he or she becomes fully vested in the Plan.  If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan.  Prior to the completion of six years of vesting service, the vesting percentages are as follows:  0 - 1 year – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore a participant’s account for claims of benefits, or pay Plan expenses.  Forfeitures for the years ended December 31, 2009 and 2008 amounted to approximately $596,000 and $602,000, respectively.  The Company used approximately $635,000 and $573,000 to reduce Company contributions to the Plan in 2009 and 2008, respectively.  Forfeitures remaining in the Plan at December 31, 2009 and 2008 were approximately $118,000 and $157,000, respectively.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from 1 - 5 years, or up to 20 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear fixed interest at the prime rate on the first day of the calendar month in which the loan is made, plus one percent (ranging from 4.25% to 10.5% for loans outstanding at December 31, 2009). Principal and interest is paid ratably through payroll deductions.  A participant may only have two loans outstanding at any time.

Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in participant contributions at fair value.

Payment of Benefits

On termination of service due to normal retirement, disability or death, a participant may receive either a lump-sum amount or approximately equal monthly, quarterly or semi-monthly installments in cash equal to the value of the participant’s vested interest in his or her account.  For termination of service, other than retirement, disability or death, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also allows for hardship distributions if a participant meets the Plan’s requirements for such distributions.

Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan.  Administrative expenses not paid by the Company are paid from Plan assets.  All administrative expenses were paid by the Plan in 2009 and 2008.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.  The Plan invests in investment contracts through the Merrill Lynch Retirement Preservation Trust, a collective trust, which is designed to deliver safety and stability by preserving principal and accumulated earnings.  There are no restrictions on participant-directed redemptions.  Accordingly, the Statement of Net Assets Available for Benefits presents the fair value of the collective trust, as well as the adjustment of the fully benefit-responsive collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are valued at fair value on December 31, 2009 and 2008.  See Note 3, Fair Value Measurements, for additional information on investment valuation.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Shares of Company common stock are valued at quoted market prices.  The Plan’s interest in the collective trust is valued at net asset value and is based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.  Participant notes receivable are carried at the unpaid principal balance plus accrued interest, which approximates fair value.  Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.  The cost of securities sold is determined by the weighted average cost method.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosure about Fair Value Measurements.”  ASU 2010-06 requires additional disclosures regarding fair value measurements, amends disclosures about post-retirement benefit plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010.  The Plan is currently evaluating the impact of the adoption of ASU 2010-06.

Payment of Benefits

Benefits are recorded when paid.  Defaults on participant notes receivable are recorded as benefits paid to participants.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Fair Value Measurements

The Plan investments are recorded at fair value.  Accounting guidance states fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or liability.  As a basis for evaluating such assumptions, accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value as follows:

Level 1	Quoted prices in active markets for identified assets or liabilities
Level 2	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly
Level 3
Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability

The following are assets measured at fair value on a recurring basis at December 31, 2009 and 2008:

Fair Value Measurements

December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large cap funds	$67,787,944	$-	$-	$67,787,944
Small cap funds	22,113,657	-	-	22,113,657
International funds	27,717,712	-	-	27,717,712
Bond/fixed income funds	32,505,249	-	-	32,505,249
Total mutual funds	$150,124,562	$-	$-	150,124,562
Common Stock	96,960,320	-	-	96,960,320
Collective Trust	-	65,030,481	-	65,030,481
Participant Notes Receivable	-	-	23,463,724	23,463,724
Total investments at fair value	$247,084,882	$65,030,481	$23,463,724	$335,579,087

December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large cap funds	$56,554,050	$-	$-	$56,554,050
Small cap funds	15,369,673	-	-	15,369,673
International funds	20,473,872	-	-	20,473,872
Bond/fixed income funds	24,498,335	-	-	24,498,335
Total mutual funds	$116,895,930	$-	$-	116,895,930
Common Stock	84,366,384	-	-	84,366,384
Collective Trust	-	61,926,255	-	61,926,255
Participant Notes Receivable	-	-	22,557,101	22,557,101
Total investments at fair value	$201,262,314	$61,926,255	$22,557,101	$285,745,670

Mutual funds and common stock are valued at quoted market prices.  Investment in the common collective trust is valued at the net asset value per unit, as determined by the trust.  Participant notes receivable are valued at the outstanding principal balance plus accrued interest.  All valuation methodologies approximate fair value.

The following table sets forth information summarizing the changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant Notes Receivable

Balance, beginning of year	$22,557,101
Loan issuances and repayments, net	906,623
Balance, end of year	$23,463,724

4.	Investments

The following table presents investments representing 5% or more of the Plan’s net assets:

	December 31,
	2009	2008
Mutual Funds:
Van Kampen Growth & Income Fund	$20,773,224	$18,753,408
Blackrock S&P 500 Index Fund	21,399,104	17,169,520
American Growth Fund of America	25,615,616	20,631,122
PIMCO Total Return Fund	21,670,458	15,574,380
Allianz NFJ International	20,404,054	16,026,820

Collective Trust:
Merrill Lynch Retirement Preservation Trust *	65,030,481	61,926,255

Common Stock:
J.B. Hunt Transport Services, Inc.	96,960,320	84,366,384

Participant Loans	23,463,724	22,557,101

* Contract value as of December 31, 2009 and 2008 was $69,747,711 and $71,923,829, respectively

During 2009 and 2008, the Plan’s investments (including investments bought, sold and held during the year) appreciated/ (depreciated) in value as follows:

	December 31
	2009	2008
Mutual funds	$28,247,496	$(60,376,537)
Common stock	19,430,167	(2,409,782)
	$47,677,663	$(62,786,319)

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.	Related Party Transactions

At December 31, 2009 and 2008, the collective trust investment is managed by Merrill Lynch affiliates.  In addition, Merrill Lynch affiliates own an interest in the Blackrock investments.  Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee.  As such, transactions involving Merrill Lynch and Blackrock qualify as party-in-interest transactions.

At December 31, 2009 and 2008, the Plan held 3.0 million and 3.2 million shares, respectively, of common stock of the Company, with a fair value of approximately $97.0 million and $84.4 million, respectively.  During the year-ended December 31, 2009 and 2008, the Plan recorded dividend income on the common stock of the Company of approximately $1.4 million.

7.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated February 6, 2009, the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$341,399,552	$297,608,820
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts	(4,717,230)	(9,997,573)
Net assets available for benefits per the Form 5500	$336,682,322	$287,611,247

The following is a reconciliation of total additions, net of investment loss, per the financial statements to total income to the 2009 Form 5500 for the years ended, December 31, 2009 and 2008:

	2009	2008
Total additions, net of investment loss, per the financial statements	$80,545,940	$(15,739,023)
Adjustment for change in contract value to fair value for fully
benefit-responsive investment contracts	5,280,343	(9,387,603)
Total income per the Form 5500	$85,826,283	$(25,126,626)

9.	Subsequent Event

On April 28, 2010, the Company’s Board of Directors approved an amendment to the Plan to reinstate the Company’s contribution percentage to 50% of the first 6% of base compensation a participant contributes to the plan for all participants, effective July 1, 2010.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

EIN: 71-0335111, Plan: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

Column (a)	Column (b)	Column (c)	Column (e)
		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Identification	Lessor, or Similar Party	Par, or Maturity Value	Value

*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust	$65,030,481
*	Blackrock S&P 500 Index Fund (Class I)	Mutual Fund	21,399,104
*	Blackrock International Opportunities Portfolio (Class I)	Mutual Fund	7,313,658
	PIMCO Total Return Fund (Admin Class)	Mutual Fund	21,670,458
	PIMCO Real Return Fund (Admin Class)	Mutual Fund	10,834,791
	Allianz NFJ International (Class A)	Mutual Fund	20,404,054
	Sentinel Small Company Fund (Class A)	Mutual Fund	7,297,981
	Van Kampen Growth & Income Fund (Class A)	Mutual Fund	20,773,224
	Columbia Small Cap Value Fund II (Class A)	Mutual Fund	13,180,177
	American Growth Fund of America (Class R4)	Mutual Fund	25,615,616
	AIM Real Estate Fund (Institutional Class)	Mutual Fund	1,635,499
*	J.B. Hunt Transport Services, Inc. Common Stock	Common Stock	96,960,320
*	Participant Loans	Interest rates ranging from 4.25%
		to 10.5% and various maturities	23,463,724
			$335,579,087

*	Party-in-interest

See accompanying report of independent registered public accounting firm and notes to financial statements.

Note: Column (d) has been omitted as all investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

DATE: June 25, 2010	By:	/s/ David G. Mee
David G. Mee
Executive Vice President, Finance and Administration, Chief Financial Officer

Exhibit Index

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP
23.2	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP